September 30, 2011

Thomas A. DeCapo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108

Re: BlackRock Utility and Infrastructure Trust
File Nos. 333-176661 and 811-22606

Dear Mr. DeCapo:

On September 2, 2011, you filed a registration statement on Form N-2 for the BlackRock Utility and Infrastructure Trust (the "Trust"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Cover Page

1. The sixth paragraph states that the Trust intends to employ a strategy of writing (selling) call and put options to generate current gains. Inasmuch as the Trust intends to use derivative instruments as part of its strategy, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Prospectus Summary — Investment Policies (Page 1)

2. The third paragraph of this section states that the last of the three criteria for determining whether a company is engaged in the Utilities and Infrastructure business segments is that "the company has a recent technology, product or business venture with respect to one or more of the Utilities or Infrastructure business segments that the Advisors believe may result in meaningful appreciation in the value of the company's securities." Please explain to us why this is an appropriate criterion for determining whether a company is engaged in the Utilities and Infrastructure business segments. We may have additional comments after reviewing your response.

3. The fifth paragraph of this section (on page 2), sets forth five bullet points describing infrastructure assets. The first bullet point seems to be a criterion more appropriate to determine that an issuer is a company in the Utilities business segment. The second through fifth bullet points are vague and could apply to companies not considered to be in the Infrastructure business segment. For example, in the fifth bullet, a trucking company could be in the business of distributing steel. Please revise the bullet

points so they are clear and only apply to companies that are in the Infrastructure business segment.

Summary of Trust Expenses (Page 14)

4.   Footnote (1) provides that BlackRock Advisors has agreed to pay some amount of the Trust's offering expenses. Please include in footnote (1) an estimate of the following:

- The size of the offering in dollars and shares;
- The total offering costs in dollars and costs per share;
- The offering costs expected to be paid by the Advisors in dollars and costs per share; and
- The offering costs expected to be paid by the Trust in dollars and costs per share.

The Trust's Investments — Investment Objectives and Policies — *Strategic Transactions* **(Page 22)**

5.   This section states that the Trust may purchase and sell futures contracts, options on futures contracts and forward foreign currency contracts, may enter into various interest rate, credit and other derivative transactions and may engage in swaps. Please advise us whether derivative transactions will be used for meeting the Trust's policy to invest 80% of its total assets in equity securities issued by companies that are engaged in the Utilities and Infrastructure business segments. If so, please explain to us how the Trust will value derivatives for meet its 80% policy. Similarly, please explain to us how the Trust will value derivatives for purposes of calculating Managed Assets, which is the basis for determining the Advisors' fees. Please provide in your response letter an affirmative statement that the Trust will not use notional value of its derivative investments for purposes of its 80% policy or Managed Assets.

Statement of Additional Information

Management of the Trust (Page A-16)

6.   We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. *See* Item 18 of Form N-2.

General Comments

7.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

10.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Trust requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

11.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

13.   Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel